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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodstock Financial Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Towne Lake Parkway, Suite 200
(No. and Street)

Woodstock	Georgia	30188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Raike, III (770)-516-6996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, P.A.
(Name – *if individual, state last, first, middle name*)

4868 West Gandy Boulevard	Tampa	Florida	33611
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, William J. Raike, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodstock Financial Group, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MELISSA L WHITLEY
MY COMMISSION EXPIRES
NOTARY
PUBLIC
NOVEMBER 24, 2018
CHEROKEE COUNTY, GEORGIA

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODSTOCK FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2015 AND 2014



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Woodstock Financial Group, Inc.

We have audited the accompanying statement of financial condition of Woodstock Financial Group, Inc. (the "Company"), (a Georgia corporation), as of December 31, 2015 and 2014, and the related statements of operation, changes in shareholder's equity, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodstock Financial Group, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of Woodstock Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

Tampa, Florida

February 25, 2016

4868 W. Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Cash and cash equivalents	$ 704,217	$ 678,396
Clearing deposit	75,002	125,069
Commissions receivable	348,608	540,473
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $22,511 and $21,899, respectively	5,095	9,085
Other assets	292,676	106,588
Total assets	$ 1,425,598	$ 1,459,611
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 175,805	$ 116,789
Commissions payable	286,740	379,271
Deferred revenue	139,063	131,250
Other liabilities	104,350	101,965
Total liabilities	705,958	729,275
Commitments and contingencies (Note 7)		
Shareholder's equity:		
Common stock, $.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	1,049,835	850,835
Accumulated deficit	(330,205)	(120,509)
Total shareholder's equity	719,640	730,336
Total liabilities and shareholder's equity	$ 1,425,598	$ 1,459,611

See Report of Independent Public Accounting Firm and notes to the financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF OPERATION
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
OPERATING INCOME		
Commissions	$ 6,626,001	$ 8,395,551
Interest income	172,169	243,735
Other fees and income	1,146,136	1,433,882
Total operating income	7,944,306	10,073,168
OPERATING EXPENSES		
Commissions to brokers	5,689,800	7,358,043
Selling, general, and administrative expenses	2,336,156	2,302,877
Clearing costs	125,643	167,285
Interest expense	2,403	1,959
Total operating expenses	8,154,002	9,830,164
Net income (loss)	$ (209,696)	$ 243,004

See Report of Independent Public Accounting Firm and notes to the financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock Shares	Common Stock Value	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
December 31, 2013	1,000	$ 10	$ 852,835	$ (363,513)	$ 489,332
Distributions to parent company, net	-	-	(2,000)	-	(2,000)
Net profit	-	-	-	243,004	243,004
December 31, 2014	1,000	10	850,835	(120,509)	730,336
Contributions from parent company, net	-	-	199,000	-	199,000
Net loss	-	-	-	(209,696)	(209,696)
December 31, 2015	1,000	$ 10	$ 1,049,835	$ (330,205)	$ 719,640

See Report of Independent Public Accounting Firm and notes to the financial statements

WOODSTOCK FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (209,696)	$ 243,004
Adjustments to reconcile net income (loss) to net cash flows from operating activities		
Depreciation	3,990	4,435
Changes in operating assets and liabilities		
Clearing deposit	50,067	(26)
Commissions receivable	191,865	59,467
Other assets	(186,088)	63,089
Accounts payable	59,016	(36,061)
Commissions payable	(92,531)	(107,829)
Deferred revenue	7,813	(75,000)
Other liabilities	2,385	57,806
Net cash from operating activities	(173,179)	208,885
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, fixtures and equipment	-	(3,655)
Net cash from investing activities	-	(3,655)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash (distributions) contributions to parent company	199,000	(2,000)
Net cash from financing activities	199,000	(2,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	25,821	203,230
CASH AND CASH EQUIVALENTS, beginning of year	678,396	475,166
CASH AND CASH EQUIVALENTS, end of year	$ 704,217	$ 678,396
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST	2,403	1,959

See Report of Independent Public Accounting Firm and notes to the financial statements

NOTE 1 DESCRIPTION OF BUSINESS

Woodstock Financial Group, Inc. (the "Company" or "WFG") is a full service securities brokerage firm, which was incorporated in January 2010. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in 50 states, Puerto Rico, Washington D.C., U.S. Virgin Islands, and also as a municipal securities dealer with the Municipal Securities Regulation Board. The Company is also a United States Securities and Exchange Commission ("SEC") Registered Investment Advisor and maintains advisory accounts through Fidelity Registered Investment Advisor Group ("FRIAG"), an arm of Fidelity Investments and IMG (Investment Management Group, a division of Hilltop Securities, formerly "Southwest"). The Company is subject to net capital and other regulations of the SEC. The Company offers full service commission and fee-based money management services to individual and institutional investors.

The Company is a wholly-owned subsidiary of Woodstock Holdings, Inc. ("WHI"), which was established in March of 1995. In January 2010, WHI amended its Articles of Incorporation to change its name from Woodstock Financial Group, Inc. to Woodstock Holdings, Inc. Concurrently, the Company was incorporated and named Woodstock Financial Group, Inc., as described above. A portion of the assets of WHI were then contributed to the newly established subsidiary.

WFG maintains a custody-clearing relationship with Hilltop Securities, Inc. (formerly "Southwest") and these accounts are introduced to Hilltop on a fully disclosed basis.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting and to general practices within the broker-dealer industry.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
WFG charges commissions and/or fees for customer transactions. These commissions and/or fees are charged within the guidelines of industry standards. Commissions are recorded on a trade date basis, which does not differ materially from the settlement date basis. WFG evaluates receivables on their collectability based on known factors surrounding historical trends and other information. As of December 31, 2015 all receivables were considered collectable; therefore no allowance for doubtful accounts was recorded.

Cash and Cash Equivalents
Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost.

Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, clearing deposit, and commissions receivable.

Cash and cash equivalents and the clearing deposit are deposited in various financial institutions. At times, amounts on deposit may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2015 and 2014, approximately $465,000 and $432,000, respectively, was uninsured.

At December 31, 2015 and 2014, commissions receivable were approximately $349,000 and $540,000, and of that approximately $309,000 and $490,000 were due from Hilltop (formerly, "Southwest"), respectively.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are reported at cost, less accumulated depreciation. Depreciation of furniture, fixtures and equipment is computed using the straight line method over the estimated useful life of five years.

The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset, is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

Other Assets

The Company has an ongoing litigation as it pertains to an independently owned branch office located in NY that was previously registered with WFG. The Company currently has six arbitrations; five of which were clients of that branch. The Company is involved in legal proceedings against the owners as the owners are contractually obligated to indemnify the Company for the costs of such. As of December 31, 2015 the Company has recorded approximately $165,000 as they are contractually obligated to pay the full amount and therefore no allowance for doubtful accounts has been recorded.

Income Taxes

The Company has adopted Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial position or results of operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with uncertain tax positions as a component of income tax expense, and none were recognized as there was no impact on the Company's financial position as a result of the application of this standard.

The Company files consolidated income tax returns with WHI. The Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities for years prior to 2012.

Subsequent Events

In accordance with ASC 855, *Subsequent Events,* the Company evaluated subsequent events through February 25, 2016, the date the financial statements were available for issue.

WOODSTOCK FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of approximately $420,000, which was $320,000 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.68 to 1. At December 31, 2014, the Company had net capital of approximately $613,000, which was $513,000 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.19 to 1.

NOTE 4 OFF-BALANCE SHEET RISK

Customer transactions are introduced and cleared through the Company's clearing agent on a fully disclosed basis. Under the terms of its clearing agreement, the Company is obligated to make sure that its customers pay for all transactions and meet all maintenance requirements, if applicable, in a timely manner under Regulation-T of the Federal Reserve Board.

The Company engages in inter-dealer activity with various broker-dealers. The Company also trades riskless principal with various institutions, qualified institutional buyers and broker dealers. These transactions are affirmed/compared in a timely fashion to make sure all such counterparties fulfill their settlement obligations.

NOTE 5 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Components of selling, general and administrative expenses which are greater than 1% of total operating income for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Bonus Write-off's	$ -	$ 105,625
Broadway Office Expenses	85,630	108,890
Broadway Office Rent	121,299	127,600
Compensation	944,489	931,444
Contingent Liability	89,350	-
Errors and Omissions Insurance	134,041	145,413
Rent	138,000	138,000

NOTE 6 RELATED PARTY TRANSACTIONS

During each of the years ended December 31, 2015 and 2014, the Chief Executive Officer ("CEO") received a salary of approximately $149,000. In addition, the CEO earned an override bonus up to 2.5% of operating income. During the years ended December 31, 2015 and 2014, the earned override bonus was approximately $199,000 and $252,000 respectively. For the year ended December 31, 2015, approximately $39,000 had been paid, $144,000 was forgiven and $16,000 of unpaid override bonus is included in accounts payable.

For the years ended December 31, 2015 and 2014 the CEO's spouse received a salary of approximately $108,000.

Registered representatives licensed with WFG sold interests in Raike Real Estate Income Fund ("RRIF") and received approximately $20,000 and $7,500 in commissions for the years ended

December 31, 2015 and 2014, respectively. RRIF is managed by a company owned by the CEO of the Company.

Registered representatives licensed with WFG sold interests in WHI and received approximately $17,000 in commissions for the year ended December 31, 2015.

Pursuant to Exchange Act Rules 17a-3(a) and (a)(2), WFG and WHI have an expense sharing agreement in place. For the years ended December 31, 2015 and 2014, WFG paid WHI approximately $152,000 and $166,000, respectively. At December 31, 2015 WFG owed WHI approximately $14,000 for December expenses related to the sharing agreement. This payable is included in accounts payable on the Statements of Financial Condition.

NOTE 7 COMMITMENTS AND CONTINGENCIES

Through the ordinary course of business, the Company has entered into contractual agreements, generally cancelable upon 60 to 180 day's written notice, with outside vendors and service providers for various administrative related products and services. As discussed in Note 7, Related Party Transactions, the Company has an expense sharing agreement with WHI.

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time that may harm the Company's business.

There is ongoing litigation as it pertains to an independently owned branch office located in NY that was previously registered with WFG. The Company currently has six arbitrations; five of which were clients of that branch. Management and its legal counsel believe that the amount of these lawsuits cannot be estimated and that it is too early in the proceedings to determine a likely outcome. However Management believes that each of these cases would be covered under WFG's E&O insurance policies, which would limit WFG's expense to the amount of the deductible for each case. WFG has recorded a contingent liability of approximately $100,000 which is listed as other liabilities on the Statement of Financial Condition, to cover these expenses.

NOTE 8 EMPLOYEE RETIREMENT PLAN

The Company had established a Savings Incentive Match Plan for Employees of Small Employers ("SIMPLE IRA"). Employees who receive at least $5,000 of compensation for the calendar year were eligible to participate. The Company matched employee contributions dollar for dollar up to one percent of the employee's compensation. Total contributions for any employee were limited by certain regulations. During the year ended December 31, 2014, the Company paid approximately $4,000 in employee retirement expenses. The Simple IRA was terminated effective December 31, 2014.

NOTE 9 OPERATING LEASES

WFG had multiple lease obligations during the year ended December 31, 2015, which expire on various future dates through May 2020. These leases include office space, phone and office equipment. Lease expense for these operating leases for the years ended December 31, 2015 and 2014, totaled approximately $151,000, respectively.

Future minimum lease payments under the operating leases are as follows:

For the Year Ending December 31,	Amount
2016	$ 199,996
2017	187,615
2018	178,790
2019	114,384
2020	50,316
	$ 731,101

SUPPLEMENTARY

INFORMATION

WOODSTOCK FINANCIAL GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015 AND 2014

	2015	2014
COMPUTATION OF NET CAPITAL:		
Total shareholder's equity	$ 719,640	$ 730,336
Non-allowable assets	(299,782)	(117,689)
Tentative net capital	419,858	612,647
Haircut on inventory	-	-
Other deductions 4% on inventory position	-	-
Net capital	419,858	612,647
Minimum net capital	100,000	100,000
Excess net capital	$ 319,858	$ 512,647
AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:		
Aggregate indebtedness	$ 705,958	$ 729,275
Net capital	$ 419,858	$ 612,647
Percentage of aggregate indebtedness to net capital	1.68 to 1	1.19 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2015 and 2014) and the amount computed above.

WOODSTOCK FINANCIAL GROUP, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015 AND 2014

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Woodstock Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for the fiscal year 2015, in which (1) Woodstock Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2ii) (the "exemption provision") and (2) Woodstock Financial Group, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodstock Financial Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida

February 25, 2016

4868 W. Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380


woodstock
FINANCIAL GROUP

January 26, 2016

United States Securities and Exchange Commission
Washington D.C. 20549

To Whom it May Concern:

Re: Exemption Report for SEC Rule 15c3-3 for fiscal year 2015

To whom it may concern:

For the fiscal year ending December 31, 2015, Woodstock Financial Group, Inc. claimed exemption from the governance of SEC Rule 15c3-3 as outlined under Paragraph (k)(2)(ii) of the respective rule. This subsection outlines the following:

The provisions of this rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed bases with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Woodstock Financial Group, Inc. met the exemption provided above for the year ending December 31, 2015.

Sincerely,

William J. Raike III
President
Woodstock Financial Group, Inc.

117 Towne Lake Parkway Suite 200 • Woodstock GA 30188 • 800.478.2602 • Fax:877.431.5727 • www.woodstockfg.com
Member FINRA • SIPC • An SEC Registered Investment Adviser



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Board of Directors of
Woodstock Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Woodstock Financial Group, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including check copies and bank records, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, FL

February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1953**********************MIXED AADC 220
048080 FINRA DEC
WOODSTOCK FINANCIAL GROUP INC
117 TOWNE LAKE PKWY STE 200
WOODSTOCK GA 30188-4831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17322

B. Less payment made with SIPC-6 filed (**exclude interest**) (9202)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8120

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8120

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8120

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodstock Financial Group Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2015** and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,944,305
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	856,284
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	114,397
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	44,657
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,015,338
2d. SIPC Net Operating Revenues	$ 6,928,967
2e. General Assessment @ .0025	$ 17,322
	(to page 1, line 2.A.)